As filed with the Securities and Exchange Commission on March 14, 2023

FILE NOS:	333-268901
811-21624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[  ]  Pre-Effective Amendment No. ______             [ X ]  Post-Effective Amendment No. 1
(Check appropriate box or boxes)

Exact Name of Registrant as Specified in Charter: Allianz Variable Insurance Products Fund of Funds Trust	Area Code and Telephone Number: 763-765-6500
Address of Principal Executive Offices: (Number, Street, City, State, Zip Code) 5701 Golden Hills Drive, Minneapolis, MN 55416-1297
Name and Address of Agent for Service:
     Erik T. Nelson
     5701 Golden Hills Drive
     Minneapolis, MN 55416-1297

     With a copy to:
     J. Stephen Feinour, Jr.
     Stradley Ronon Stevens & Young, LLP
     2005 Market Street, Suite 2600
     Philadelphia, PA  19103

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.
(Number and Street) (City) (State) (Zip Code)

Explanatory Note: This Post-Effective amendment is being filed for the sole purpose of filing the signed Agreement and Plan of Reorganization and the signed opinion of Stradley Ronon Stevens & Young LLP relating to the federal income tax consequences of the reorganization in accordance with the Registrant’s undertaking in the Registration Statement to file by post-effective amendment the opinion of counsel regarding the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion. The Joint Information Statement/Prospectus and Statement of Additional Information included in Parts A and B are incorporated by reference to the Joint Information Statement/Prospectus and Statement of Additional Information filed pursuant to Rule 497 on January 25, 2023.

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Titles of securities being registered:
Shares of beneficial interest, no par value of:
•	AZL® MVP Balanced Index Strategy Fund
•	AZL® MVP Fidelity Institutional Asset Management® Multi-Strategy Fund
•	AZL® MVP DFA Multi-Strategy Fund

PART C:
OTHER INFORMATION

ITEM 15. INDEMNIFICATION

The Trust's Agreement and Declaration of Trust provides that the Trust will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Trust, except if it is determined in the manner specified in the Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in or not opposed to the best interests of the Trust or that such indemnification would relieve any officer or Trustee of any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties or, in a criminal proceeding, such Trustee or officers had reasonable cause to believe their conduct was unlawful. The Trust, at its expense, provides liability insurance for the benefit of its Trustees and officers.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

All exhibits included below and incorporated by reference refer to registration amendments to form N-1A unless otherwise specified.

Exhibit Number	Description of Exhibit

(1)
Agreement and Declaration of Trust, of the Allianz Variable Insurance Products Fund of Funds Trust, as amended and restated as of December 1, 2021, filed on April 28, 2022 as Exhibit (a) to Registrant’s Post-Effective Amendment No. 42, is incorporated by reference.

(2)
By-laws, of the Allianz Variable Insurance Products Fund of Funds Trust, as amended and restated, adopted as of December 1, 2021, filed on April 28, 2022 as Exhibit (b) to Registrant’s Post-Effective Amendment No. 42, is incorporated by reference.

(3)	Not Applicable

(4)*	Agreement and Plan of Reorganization, filed herewith.

(5)	See (1) and (2) above.

(6)(a)
Investment Management Agreement, dated December 2, 2004, between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Fund of Funds Trust, filed on December 30, 2004 as Exhibit (d)(1) to Registrant’s Pre-effective Amendment No. 2, is incorporated by reference.

(6)(a)(i)
Revised Schedule A, dated October 1, 2020, to the Investment Management Agreement, dated December 2, 2004, between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Fund of Funds Trust, filed on April 29, 2021 as Exhibit (d)(1)(i) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(6)(a)(ii)
Attachment 1 to Revised Schedule A, dated October 1, 2022, to the Investment Management Agreement, dated December 2, 2004, between USAllianz Advisers, LLC and USAllianz Variable Insurance Products Fund of Funds Trust, filed December 20, 2022 as Exhibit (6)(a)(ii) to the Registrant’s Registration Statement on Form N-14 (File No. 333-268901 and 811-21624), is incorporated by reference.

(7)(a)
Distribution Agreement, dated August 28, 2007, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on April 29, 2008 to Registrant’s Post-Effective Amendment No. 3, is incorporated by reference.

(7)(a)(i)
Revised Schedule I, dated October 1, 2020, to the Distribution Agreement, dated August 28, 2007, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on April 29, 2021 as Exhibit (e)(1)(i) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(7)(a)(ii)
Fee Agreement Letter dated August 28, 2007, to the Distribution Agreement between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and Allianz Life Financial Services, LLC, filed on February 2, 2009 as Exhibit (e)(1)(ii) to Registrant’s Post-Effective Amendment No. 4, is incorporated by reference.

(7)(b)
Amended and Restated Participation Agreement, dated November 1, 2015, between Allianz Variable Insurance Products Fund of Funds Trust, Allianz Life Insurance Company of North America, and Allianz Life Financial Services, LLC, filed on April 18, 2016, as Exhibit (e)(2) to Registrant’s Post-Effective Amendment No. 28, is incorporated by reference.

(7)(c)
Amended and Restated Participation Agreement, dated November 1, 2015, between Allianz Variable Insurance Products Fund of Funds Trust, Allianz Life Insurance Company of New York, and Allianz Life Financial Services, LLC, filed on April 18, 2016, as Exhibit (e)(3) to Registrant’s Post-Effective Amendment No. 28, is incorporated by reference.

(8)	Not Applicable

(9)(a)
Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 2, 2009 as Exhibit (g) to Registrant’s Post-Effective Amendment No. 4, is incorporated by reference.

(9)(a)(i)
Amendments dated May 2, 2011, July 16, 2010, April 22, 2010, and October 26,2009 to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on December 13, 2011 as Exhibit (g)(1)(i) to Registrant’s Post-Effective Amendment No. 11, is incorporated by reference.

(9)(a)(ii)
Custody and Securities Lending Fee Schedule dated January 1, 2021, between Allianz Life Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on April 29, 2021 as Exhibit (g)(1)(ii) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(9)(a)(iii)
Amendment dated October 31, 2013 to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on April 23, 2014 as Exhibit (g)(1)(iii) to Registrant’s Post-Effective Amendment No. 21, is incorporated by reference.

(9)(a)(iv)
Amendments dated January 10, 2014 and April 28, 2014 to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 5, 2015 as Exhibit (g)(1)(iv) to Registrant’s Post-Effective Amendment No. 23, is incorporated by reference.

(9)(a)(v)
Amendments dated October 27, 2014 and April 27, 2015, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on April 21, 2015 as Exhibit (g)(1)(v) to Registrant’s Post-Effective Amendment No. 24, is incorporated by reference.

(9)(a)(vi)
Fourteenth Amendment dated October 30, 2015, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on April 18, 2016, as Exhibit (g)(1)(vi) to Registrant’s Post-Effective Amendment No. 28, is incorporated by reference.

(9)(a)(vii)
Fifteenth and Sixteenth Amendments dated April 25, 2016 and October 28, 2016, to the Mutual Fund Custody and Services Agreement, dated November 26, 2008, between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust and The Bank of New York Mellon, filed on February 15, 2017 as Exhibit (g)(1)(vii) to Registrant’s Post-Effective Amendment No. 30, is incorporated by reference.

(10)	Not Applicable

(11)
Opinion and consent of Stradley Ronon Stevens & Young, LLP with respect to the legality of the securities being registered, filed December 20, 2022 as Exhibit (11) to the Registrant’s Registration Statement on Form N-14 (File No. 333-268901 and 811-21624), is incorporated by reference.

(12)*	Opinion and consent of Stradley Ronon Stevens & Young, LLP with respect to tax matters, filed herewith.

(13)(a)
Services Agreement dated January 1, 2021, between Allianz Variable Insurance Products Fund of Funds Trust and Citi Fund Services Ohio, Inc., filed on April 29, 2021 as Exhibit (h)(1) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(13)(a)(i)
Transfer Agency Agreement dated April 1, 2015, between Allianz Variable Insurance Products Fund of Funds Trust and Citi Fund Services Ohio, Inc., filed on April 21, 2015 as Exhibit (h)(1)(ii) to Registrant’s Post-Effective Amendment No. 24, is incorporated by reference

(13)(a)(ii)
Agreement amendments dated November 14, 2017 and October 30, 2020 to the Transfer Agency Agreement dated April 1, 2015, between Allianz Variable Insurance Products Fund of Funds Trust and Citi Fund Services Ohio, Inc., filed on April 29, 2021 as Exhibit (h)(1)(iv) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(13)(b)
PFO Agreement dated January 1, 2021, between Allianz Variable Insurance Products Fund of Funds Trust and Citi Fund Services Ohio, Inc., filed on April 29, 2021 as Exhibit (h)(2) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(13)(c)
Amended and Restated Administrative Services Agreement, dated March 1, 2020, by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on April 28, 2020, as Exhibit (h)(3) to Registrant’s Post-Effective Amendment No. 39, is incorporated by reference.

(13)(d)
Amended and Restated Compliance Services Agreement, as of January 1, 2022, by and among Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, AIM ETF Products Trust, and Allianz Investment Management LLC, filed on April 28, 2022 as Exhibit (h)(4) to Registrant’s Post-Effective Amendment No. 42, is incorporated by reference.

(13)(e)
Amended Expense Limitation Agreement, dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Fund of Funds Trust, filed on February 2, 2009 as Exhibit (h)(2) to Registrant’s Post-Effective Amendment No. 4, is incorporated by reference.

(13)(e)(i)
Revised Exhibit A, dated October 1, 2022, to the Amended Expense Limitation Agreement dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Fund of Funds Trust, filed December 20, 2022 as Exhibit (13)(e)(i) to the Registrant’s Registration Statement on Form N-14 (File No. 333-268901 and 811-21624), is incorporated by reference.

(13)(e)(ii)
Amendment No. 1 dated January 23, 2012 to the Amended Expense Limitation Agreement dated May 1, 2007, between Allianz Life Advisers LLC and Allianz Variable Insurance Products Fund of Funds Trust, filed on April 26, 2012 as Exhibit (h)(2)(ii) to Registrant’s Post-Effective Amendment No. 14, is incorporated by reference.

(13)(f)
Joint Insured Agreement dated February 26, 2020 between Allianz Variable Insurance Products Trust, Allianz Variable Insurance Products Fund of Funds Trust, and Allianz Investment Management LLC, filed on April 28, 2020, as Exhibit (h)(6) to Registrant’s Post-Effective Amendment No. 39, is incorporated by reference.

(13)(g)
Rule 12d1-4 Investment Agreement dated January 19, 2022, between Allianz Variable Insurance Products Fund of Funds Trust and PIMCO Variable Insurance Trust, filed on April 28, 2022 as Exhibit (h)(7) to Registrant’s Post-Effective Amendment No. 42, is incorporated by reference.

(14)
Consent of PricewaterhouseCoopers LLP with respect to financial statements of the Registrant, filed December 20, 2022 as Exhibit (14) to the Registrant’s Registration Statement on Form N-14 (File No. 333-268901 and 811-21624), is incorporated by reference.

(15)	Not Applicable

(16)	Powers of Attorney, filed December 20, 2022 as Exhibit (16) to the Registrant’s Registration Statement on Form N-14 (File No. 333-268901 and 811-21624), is incorporated by reference.

(17)(a)(i)	Code of Ethics of Allianz Investment Management LLC, effective January 6, 2021, filed on April 29, 2021 as Exhibit (p)(1) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(17)(a)(ii)
Code of Ethics of Allianz Life Financial Services, LLC, dated August 2007, as updated August 2021, filed on April 28, 2022 as Exhibit (p)(2) to Registrant’s Post-Effective Amendment No. 42, is incorporated by reference.

(17)(a)(iii)
Code of Ethics of Allianz Variable Insurance Products Trust, revised February 19, 2020, filed on April 29, 2021 as Exhibit (p)(3) to Registrant’s Post-Effective Amendment No. 41, is incorporated by reference.

(17)(b)
Prospectuses of the acquired funds and the acquiring funds, dated April 29, 2022, for shares of the Allianz Variable Insurance Products Fund of Funds Trust, filed on April 28, 2022, as part of Registrant’s Post-Effective Amendment No. 42, is incorporated by reference.

(17)(c)
Annual reports of the acquired funds and the acquiring funds, as of December 31, 2021, for the Allianz Variable Insurance Products Fund of Funds Trust, filed by Registrant on March 8, 2022 under Form N-CSR, is incorporated by reference.

(17)(d)
Semi-annual reports of the acquired funds and the acquiring funds, as of June 30, 2022, for the Allianz Variable Insurance Products Fund of Funds Trust, filed by Registrant on September 2, 2022 under Form N-CSRS, is incorporated by reference.

* Filed herewith

ITEM 17.  UNDERTAKINGS.

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Golden Valley, and the State of Minnesota, on the 14th day of March, 2023.

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

By:	/s/ Brian Muench
Brian Muench, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement of Allianz Variable Insurance Products Fund of Funds Trust has been signed below by the following persons in the capacities indicated on March 14, 2023.

Signature	Title

/s/ Peggy L. Ettestad*	Trustee
Peggy L. Ettestad

/s/ Dickson W. Lewis*	Trustee
Dickson W. Lewis

/s/ Claire R. Leonardi*	Trustee
Claire R. Leonardi

/s/ Tamara Lynn Fagely*	Trustee
Tamara Lynn Fagely

/s/ Richard H. Forde*	Trustee
Richard H. Forde

/s/ Bashir C. Asad	Treasurer (principal financial and accounting officer)
Bashir C. Asad

/s/ Jack Gee*	Trustee
Jack Gee

By:	/s/ Brian Muench
Brian Muench, Trustee and President

* Pursuant to powers of attorney filed as Exhibit (16) to this Registration Statement

EXHIBITS

TO

FORM N-14

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
(4)	Agreement and Plan of Reorganization
(12)	Opinion and consent of Stradley Ronon Stevens & Young, LLP with respect to tax matters